May 17, 2016

VIA EDGAR

Jay Williamson

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Re:	Registration Statement on Form N-14 filed by Western Asset High Income Opportunity Fund Inc., File No. 333-208957

Dear Mr. Williamson:

On behalf of Western Asset High Income Opportunity Fund Inc. (the “Fund”), please find the Fund’s Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the above referenced Registration Statement on Form N-14 originally filed with the Securities and Exchange Commission (the “Commission”) on January 12, 2016, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Proxy Statement/Prospectus”), filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received by telephone from the staff of the Commission (the “Staff”) on April 8, 2016 relating to the Proxy Statement/Prospectus. For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 3. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 3.

Proxy Statement/Prospectus Comments

1.	We note your response to prior Comment 1 and request additional information. Prior to comment 1, did both funds have a senior securities policy within the meaning of Section 8(b)? If yes, tell us the factual and legal basis for your belief. If not, tell us why your revised disclosures are appropriate. In this respect, adding a fundamental policy on senior securities, appears to require a shareholder vote and your proxy should be revised to include one. If you disagree, please tell us the basis for your conclusion.

In response to the Staff’s comment, the Fund and Western Asset Managed High Income Fund Inc. (“MHY”) have revised the Proxy Statement/Prospectus to include a proposal for each of the stockholders of the Fund and MHY regarding the adoption of a fundamental policy regarding the issuance of senior securities. In addition, the Fund respectfully notes that that it has made the merger of MHY with and into the Fund (the “Merger”) contingent upon the approval by the Fund’s stockholders of a fundamental investment policy regarding senior securities. The Merger is not contingent upon the approval by MHY’s stockholders of a fundamental investment policy regarding senior securities.

Accounting Comments

2.	Regarding the “Pro Forma Combined Capitalization Table As of December 31, 2015 (Unaudited)” table on page 50, please make the table as of the fiscal year end of the Fund, September 30, 2015.

In response to the Staff’s comment, the Fund has revised the pro forma capitalization table to be as of September 30, 2015.

3.	Regarding the revised disclosure on page S-3 discussing the net assets and shares outstanding of the Fund and MHY, please make sure disclosure as of the fiscal year end of the Fund, September 30, 2015.

In response to the Staff’s comment, the Fund has revised the disclosure to be as of September 30, 2015.

Please note that we have included certain changed pages other than those in response to the Staff’s comments. In addition, in connection with the above-referenced filing, the Fund hereby acknowledges that:

1. The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3. The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Sarah Cogan (212-455-3575) or Rafael Vasquez (212-455-3566) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP